EXHIBIT 99.1

Just Energy Advances Strategic Transformation with Cost Reduction Initiative

Annual Cost Savings of $40 Million to Support Growth and Shareholder Returns

TORONTO, March 21, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE; NYSE:JE) (“Just Energy” or the “Company”) announced today the elimination of over 200 positions, equating to approximately $40 million in general and administrative savings in the upcoming Fiscal Year.  These actions are in direct alignment with Just Energy’s ongoing transition to a consumer company and will generate efficiencies in the Company’s income statement.

The Company expects to incur approximately $9 million in severance costs in the fourth quarter of Fiscal 2019.  However, these costs will not impact the Company’s previously stated Fiscal 2019 Base EBITDA guidance range of $200 million to $220 million, including the implementation of IFRS 15.

“Today we took actions that align with our ongoing commitment to transform our organization to a consumer company,” said Patrick McCullough, Just Energy’s President and Chief Executive Officer.  “These actions will serve to secure a bright future and support the best interests of all of our valued stakeholders.  We are excited about the Company’s prospects for growth and profitability in Fiscal 2020.”

About Just Energy Group Inc.

Just Energy is a leading consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and terrapass in Canada, the United Kingdom and the United States. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

NON-IFRS MEASURES

Financial measures such as Base EBITDA does not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that this measure is useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Company’s management’s discussion and analysis of financial condition and results of operations of the Company for the three and nine months ended December 31, 2018 for the Company’s definition of “Base EBITDA” and other none-IFRS measures.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-982-0475
michael.cummings@alpha-ir.com